UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

台灣積體電路製造股份有限公司

(Exact name of registrant as specified in its charter)

Taiwan Semiconductor Manufacturing Company Limited

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Road 6, Hsinchu Science Park Hsinchu, Taiwan Republic of China

(Address of principal executive offices)

Sylvia Fang, +886-3-505-5089

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Attached as Exhibit 1.01 hereto please see the Conflict Minerals Report for Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) for the reporting period January 1, 2019 to December 31, 2019 which is also publicly available at http://www.tsmc.com/english/investorRelations/sec_filings.htm or www.sec.gov.

TSMC’s conflict minerals disclosure and the description of its due diligence framework are included in its Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – TSMC Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Taiwan Semiconductor Manufacturing Company Limited

/s/ J.K. Lin
J.K. Lin
Senior Vice President
Date: May 25, 2020

/s/ Sylvia Fang
Sylvia Fang
Vice President and General Counsel
Date: May 25, 2020

EXHIBIT INDEX

Exhibit Number	Description

1.01	TSMC Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019.